[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, P.C.]

January 22, 2007

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Riedler

  Re:
  Optimer Pharmaceuticals, Inc.
  Registration Statement on Form S-1 (File No. 333-138555)

Dear Mr. Riedler:

        On behalf of Optimer Pharmaceuticals, Inc. ("Optimer" or the "Company"), we are responding to the Staff's letter dated January 18, 2007 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Optimer is filing pre-effective Amendment No. 3 to the Registration Statement ("Amendment No. 3") with this response letter. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context indicates.

Financial Statements—December 31, 2005

6. Revenue and Other Collaborative Agreements, page F-18

Other Collaborative Agreements, page F-20

1.
In Section 6.1 of the agreement you filed related to Cempra Pharmaceuticals as Exhibit 10.4, it appears that you received shares as an up front payment related to this agreement. Your current disclosure does not appear to address the receipt of this fee. Please provide to us a discussion of this payment including how you determined the value assigned to it, how you are accounting for this receipt, and any other relevant terms of this payment.

The Company has revised its disclosure on page F-20 to include disclosure regarding the receipt of the Cempra Pharmaceuticals ("Cempra") common stock as part of the license agreement. Cempra was, and still is, an early-stage research and development biotechnology company. At the time of the Company's agreement with Cempra, Cempra had just started its business and the license was their only asset. At the same time, the Company had expensed all of the expenditures to develop the technology licensed to Cempra when incurred. As of today, the lead compound is still in pre-clinical development. Given the above, the Company assessed that the common stock received had no real value at the time of receipt. Accordingly, the Company did not record a value for the Cempra common stock upon receipt in its financial statements.

2.
Refer to your response to comment five. Please revise your discussion of the milestones that will generate the milestone payments under the TSRI agreement to include a description of those events that will result in those payments.

The Company has revised its disclosure on pages 60, 81 and F-22 to include a description of the milestone events that will result in payments to TSRI under the TSRI agreements.

* * * * * * * * * *

        We would very much appreciate the Staff's prompt review of Amendment No. 3. Should you have any follow-up questions, please call Martin Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
Mark Liu

Enclosures

cc:
Michael N. Chang, Optimer Pharmaceuticals, Inc.
John D. Prunty, Optimer Pharmaceuticals, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Cheston J. Larson, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Robert Bruning, Ernst & Young LLP